Exhibit 21

List of Subsidiaries

Company	Jurisdiction of Formation
Fusion Fuel Portugal, S.A.	Portugal
Fusion Cell Évora, Unipessoal LDA	Portugal
Fusion Cell Évora I, Unipessoal LDA	Portugal
Fusion Fuel USA, Inc.	USA